Exhibit 99.1

Fang to Hold 2018 Annual General Meeting on December 7, 2018

BEIJING, October 26, 2018 /PRNewswire/ — Fang Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), the leading real estate Internet portal in China, today announced that it would hold its 2018 annual general meeting of shareholders at Block A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, The People’s Republic of China on December 7, 2018 at 10:30 a.m. (local time). The proposals to be submitted for shareholders’ approval at the annual general meeting are the re-election of Mr. Shaohua Zhang as an independent director of the board of directors of the Company (the “Board”) and a member of the audit committee of the Board and the ratification of the appointment of KPMG Huazhen LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2018. The Board has fixed November 7, 2018 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 651 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Dr. Hua Lei

CFO

Phone: +86-10-5631-8661

Email: leihua@fang.com

Ms. Jessie Yang

Director, Investor Relations

Phone: +86-10-5631-8805

Email: jessieyang@fang.com